

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2016

Via E-Mail
Thomas Limberger
SilverArrow Capital Advisors LLP
3 More London Riverside, 1st Floor
London SEI 2RE
United Kingdom

> **Re: Robin Sinar Technologies Inc.**
> **PREC14A filed January 12, 2016**
> **DFAN14A filed January 12, 2006**
> **DFAN14A filed January 20, 2016**
> **Filed by SilverArrow Capital Advisors LLP** *et al*
> **File No. 0-21379**

Dear Mr. Limberger:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed January 12, 2016

General

1. Explain in your proxy statement your intentions with respect to the proposals propounded in the Company's proxy materials. It appears that shareholders who vote on your green card will be disenfranchised with respect to Company Proposals 2,3 and 5. This should be prominently disclosed in your materials.

2. Refer to my prior letter dated October 15, 2015. Please provide support for all the factual assertions and figures that appear in these (and future) soliciting materials. Such support may take the form of references to the applicable periodic report or other document from which such data is taken. It may be provided supplementally, or in the revised soliciting

materials. The following are a few non-exclusive examples of factual assertions that must be supported:

- Rofin has focused most of its efforts on the European market, while the Asian market currently represents 47% of the total laser market (page 4);

- While the Company has concentrated its efforts on Co2 and solid-state lasers (with respective CAGRs of 14.1% and 10.5% from 2010-2014), the fiber laser market has grown with a CAGR of over 30% over the same period (page 4);

- We have previously observed that the Company's gross margins had decreased from 38.7% to 35.1% from 2010 through 2014, while its peer group currently reports average gross margins of approximately 44% in 2015 (page 4); and

- Based on publicly available data concerning the commercial real estate market in Starnberg, the average price per square meter for comparable commercial real estate in Starnberg was Euro 14.40 for properties of similar quality to the Company's facility (page 5).

3. Refer to my comment letter dated October 15, 2015. All opinions or statements of belief in the proxy statement must be expressed as such, rather than as statements of fact. Please revise throughout, with the following as just a few examples of statements that should be characterized as opinions:

- Rofin has lost relative market share, is burdened with numerous corporate inefficiencies, has missed out on growth opportunities and has not properly deployed capital (page 1);

- The Board of Directors of the Company … has engaged in related party transactions and is comprised of individuals with long-standing personal and professional relationships that lead them to operate in their own interests (and not those of the stockholders as a whole) (page 1);

- The Board has demonstrated a poor track record in overseeing the Company's performance during its tenure (page 3); and

- It is now apparent that the Board has no intention of working with us for the benefit of all stockholders (page 5).

Deterioration of Relative sales and Market Share, page 4

4. Identify the analysts who do not expect improvement in Rofin's performance and whom you allege expect that "Rofin will continue to lag behind its peers on growth in the coming years."

5. Specifically identify the "peer groups" you reference in several places throughout the proxy statement, including on page 4.

Lack of the Fresh Perspective, page 6

6. Revise to explain and support your assertion that the addition of Ms. Bunis to the Board in December 2015 "was a direct result of our advocacy efforts." This is not clear from the Background section detailing your contacts with the Company on the next page.

Poor Governance Infrastructure, page 6

7. Supplementally provide copies of the Glass Lewis and ISS reports you cite in this section.

Background of this Solicitation, page 6

8. Each time you note that you discussed your concerns with representatives of Rofin, briefly summarize the substance and context of your discussions to generally summarize what was discussed.

Proposal No. 2 Declassification of the Board of Directors, page 11

9. This proposal appears to be precatory in nature. That is, even if you receive the requisite votes to approve it, it would be non-binding on the Board of Directors. Revise to make this clear in the paragraphs describing the proposal. Make the same revisions with respect to Proposals 3-6, which also appear to be precatory in nature. Your revised discussion should note that even if approved, the Board will be under no obligation to effect these changes.

10. If this is in fact a non-binding proposal, supplementally explain the basis for your assertion that it is subject to an 80% shareholder approval requirement.

11. For Proposals 2-6, explain the possible effects if each proposal is adopted and implemented. For example, with respect to the declassification of the Board, it would presumably be easier for a third party to take control of the Board in a single election. These and other possible effects should be explained and discussed as to each proposal.

Proposal No. 3 Allow Stockholders Owning 15% of Outstanding Shares to Call a Special Meeting, page 12

12. Explain the basis for your disclosure that the Board has the ability to immediately amend this By-Law (relating to the ability of stockholders to call a special meeting) without a shareholder vote. Cite to the relevant provisions of Delaware law and the Company's governing instruments supporting your view. We may have further comments.

Proposal No. 5 Allow Stockholders to Act by Written Consent, page 14

13. It is our understanding that directors on a classified board such as is currently the case for Rofin cannot be removed by written consent. Please clarify your disclosure in the second paragraph in this section, or if you disagree, explain the basis for your view under Delaware law and the Company's governing instruments.

Certain Information Concerning the Participants in this Solicitation, page 20

14. Provide the disclosure required by Item 5(b)(1)(i)-(ii) with respect to each participant in this solicitation.

Contracts and Arrangements, page 21

15. Explain the reference to "Heartland" in the second paragraph of this section.

Important, page 27

16. You state that brokers cannot vote shares "for the election of directors" without specific instructions from shareholders. Clarify whether or not they may do so with respect to your other proposals.

Form of Proxy

17. The form of proxy because it contains columns marked "For all" and "Withhold authority to vote for all nominees" but that list each nominee separately with a corresponding box next to each name. Please revise. Refer to Rule 14a-4(b)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eric Blanchard, Esq. (via email at eblanchard@cov.com)